March 8, 2019

Sumit Singh
CEO
Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, Florida 33004

       Re: Chewy, Inc.
           Draft Registration Statement on Form S-1
           Submitted on February 8, 2019
           CIK No. 0001766502

Dear Mr. Singh:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Strengths, page 5

1. Enhance your discussion of your loyal customer base to quantify your statement that your customers spend more on average the longer they remain active.
Risk Factors
We will remain a restricted subsidiary . . ., page 40

2. You indicate that the terms of PetSmart's credit facilities and indentures "may" restrict your ability to accomplish various acts, including paying dividends, making investments, and disposing of assets. If you have certainty as to which of these activities are restricted,
 Sumit Singh
FirstName LastNameSumit Singh
Chewy, Inc.
Comapany NameChewy, Inc.
March 8, 2019
March 8, 2019 Page 2
Page 2
FirstName LastName
         or under what circumstances a restriction would apply, please disclose the same to your investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

3. Please disclose any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on your net sales or your net losses. See Item 303(a)(3)(ii) of Regulation S-K.
Key Financial and Operating Data, page 54

4. Please tell us why the percentage changes in net cash provided by (used in) operating activities and in free cash flow is not meaningful to your investors. We note that the percentage changes for each are larger than the other percentage changes in the chart.
5. Disclose the number of orders you have fulfilled over the periods of time presented here or, if you do not believe this metric is material to investors, please tell us why.
Factors Affecting our Performance, page 56

6. Please provide a narrative discussion of the Annual Net Sales (excluding refunds) by
         Cohort chart. Also, enhance the details of the chart so that the Net Sales amounts are readily quantifiable.
7. Where you discuss your expected growth of brand awareness, enhance this discussion to provide quantified historical information about the costs, either on a per customer or per cohort basis, to acquire or retain your customers given that your advertising and marketing costs have remained constant as a percentage of net sales and, according to your disclosure, are expected to increase.
Results of Consolidated Operations, page 60

8. Revise your disclosure of your private brands to quantify the extent to which they contributed to an increase in net sales, given the role such products are expected to play in your overall growth strategy.
Critical Accounting Policies and Estimates, page 65

9. Please clarify the extent to which your revenues relate to products that are shipped directly to customers by vendors and tell us your consideration of discussing your revenue recognition policies for these particular sales separately, including principal versus agent considerations, front and back end inventory risk for these products and the timing of revenue recognition.
 Sumit Singh
Chewy, Inc.
March 8, 2019
Page 3
Principal and Selling Stockholders, page 103

10. Please identify the natural persons with voting investment power over the securities held by PetSmart and Argos Holdings. We note your disclosure elsewhere that PetSmart is a wholly-owned subsidiary of Argos Holdings and that Argos Holdings is controlled by affiliates of BC Partners. Please identify the affiliates of BC Partners and the natural persons who control them. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Certain Relationships and Related Party Transactions, page 113

11. Please provide the approximate dollar value of the amount of PetSmart's interest in each of the Master Transaction Agreement, the operating agreement related to your pharmacy operations, and the agreement governing sales of the private brand products. Please see
         Item 404(a)(4) of Regulation S-K.
Consolidated Statements of Operations, page F-5

12. Given the significance of the charges, please tell us your consideration of disclosing on the face of the statements of operations the amount of accretion of convertible redeemable preferred stock along with net loss attributable to common stockholders. Likewise, tell us your consideration of disclosing these amounts in both summary and selected financial data.
Net Loss per Share, page F-27

13. The computation of earnings per share for the fiscal year ended January 28, 2018 does not appear to agree with the face of the statements of operations. Please revise or advise.
        You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Robyn
Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-
551-3621, or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameSumit Singh                                 Sincerely,
Comapany NameChewy, Inc.
                                                              Division of
Corporation Finance
March 8, 2019 Page 3                                          Office of
Consumer Products
FirstName LastName